Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

December 29, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation's
Normal Course of Business

[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970]

1.	On December 28, 2008, after having received the prior approval of the Company’s Audit Committee, and subject to the approval of the Company’s General Assembly, which will be summoned via Immediate Report to be publicized within 14 days, in conformance with the Securities Regulations (Transactions between a Company and a Controlling Shareholder Therein), 5761 – 2001 (“Regulations for Transactions with a Controlling Shareholder”), the Company’s Board of Directors resolved to authorize the Company Management to engage in a transaction (“theAcquisition Transaction”) with Tao Tsuot Ltd. (“Tao”), a company controlled by the Company’s controlling shareholder, for the acquisition of Tao’s holdings of the Company, as Tao’s stake shall be on the execution date of the Acquisition Transaction, but not less than 9,000,000 ordinary shares of ILS 0.12 par value each of the Company (“Ordinary Shares”), for the consideration of ILS 30 per Ordinary Share. Correct to date, Tao holds 9,262,485 Ordinary Shares, and, assuming that all of Tao’s holdings in the Company shares shall be sold on the execution date, the acquisition price shall total some ILS 277.9 million (“the Shares Being Acquired”).

2.	Tao is an interested party in the Company by virtue of its holdings of 24.87% of the Company’s issued share capital to date. Tao’s controlling shareholder and the Chairman of Tao’s Board of Directors, Mr. Ilan Ben-Dov, holds directly (or through companies under his control) about 80.46% of Tao’s issued share capital. Mr. Ben-Dov, who also holds office as Chairman of Scailex’s Board of Directors, is also the controlling shareholder of Scailex, by virtue of his holdings, directly and through companies under his control, of 67.1% of the share capital of Suny Electronics Ltd. (“Suny”). Suny holds, to date, about 64.58% of Scailex’s share capital. Mr. Ben-Dov also holds 0.31% of Scailex’s issued share capital directly (or through companies wholly owned by him). Subsequent and subject to the execution of the Acquisition Transaction, Tao shall no longer hold shares of the Company, while Suny and Mr. Ben-Dov shall hold 85.96% and 0.42%, respectively, of the Company’s issued share capital and voting rights (disregarding the dormant shares held by the Company).

3.	Following are the main provisions of the purchasing transaction:

3.1	The Shares Being Acquired shall be purchased "as is," and in consideration for the transfer thereof, Scailex shall pay the inclusive sum of about ILS 277.9 million in cash to Tao, which constitutes, as stated, a payment of ILS 30.0 per Ordinary Share of Scailex (assuming that all of Tao's holdings in the Company shares shall be sold to Scailex), and, in any case, not less than the sum of ILS 270 million (if only the minimum quantity of 9 million Ordinary Shares are sold).

3.2	The Acquisition Transaction shall be executed and consummated within two business days after the fulfillment of the last of the prescribed suspending conditions, which include, inter alia, approval by the Company's General Assembly and approval by Tao's General Assembly.

4.	Upon the consummation of the Acquisition Transaction, and in conformance with the provisions of section 308 of the Companies Act, 5759 – 1999, the Shares Being Acquired shall become dormant shares, which shall not confer any rights in the Company. The Shares Being Acquired shall be recorded in the Company’s books as treasury stock, and the Company’s shareholders’ equity shall be reduced by the sum of the purchase price. Beyond this, the Acquisition Transaction shall not have any further affect on the Company’s Financial Statements.

5.	In its resolution of December 28, 2008, the Company’s Board of Directors determined that the acquisition price is in compliance with the statutory requirements regarding a permitted distribution.

Sincerely, Scailex Corporation Ltd.